SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                          NATIONAL PROPERTY INVESTORS 4
                            (Name of Subject Company)

MP FALCON FUND, MP VALUE FUND 6, LLC, MPF ACQUISITION CO. 3, LLC, STEVEN GOLD, MORAGA GOLD, LLC, MPF NY 2005, LLC, MPF SPECIAL FUND 8, LLC, AHY INSTITUTIONAL INVESTORS, AHY INSTITUTIONAL FUND, MACKENZIE PATTERSON SPECIAL FUND 7, LLC, MPF DEWAAY FUND 3, LLC, MP VALUE FUND 8, LLC, MACKENZIE PATTERSON FULLER, INC., and C.E. PATTERSON

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)


                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                    Transaction                     Amount of
                    Valuation*                      Filing Fee
                    ----------                      ----------

                    $2,520,000                       $378.00

* For purposes of calculating the filing fee only. Assumes the purchase of 12,000 Units at a purchase price equal to $210.00 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $378.00
         Form or Registration Number: SC TO
         Filing Party: MacKenzie Patterson Fuller, Inc.
         Date Filed: March 23, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]












































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

The Schedule TO filed as of March 23, 2005 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MP FALCON FUND, MP VALUE FUND 6, LLC, MPF ACQUISITION CO. 3, LLC, STEVEN GOLD, MORAGA GOLD, LLC, MPF NY 2005, LLC, MPF SPECIAL FUND 8, LLC, AHY INSTITUTIONAL INVESTORS, AHY INSTITUTIONAL FUND, MACKENZIE PATTERSON SPECIAL FUND 7, LLC, MPF DEWAAY FUND 3, LLC, MP VALUE FUND 8, LLC, and MACKENZIE PATTERSON FULLER, INC. (collectively the "Purchasers") to purchase up to 12,000 Units of limited partnership interest (the "Units") in National Property Investors 4, a California limited partnership (the "Partnership"), the subject company, at a purchase price equal to $210.00 per Unit, less the amount of any distributions declared or made with respect to the Units between March 23, 2005 (the "Offer Date") and May 6, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2005 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchasers. C.E. Patterson is named as a "bidder" herein because he is deemed to control the Purchasers, but is not otherwise participating in the offer described in this schedule.

The first sentence of Section 2 of the Offer is replaced with the following:
"Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchasers will accept for payment, and will pay for, Units validly tendered and not withdrawn in accordance with Section 4, promptly following the Expiration Date and upon confirmation that the general partner will recognize the change of address for distributions and correspondence on the Units."

The Purchasers currently have sufficient funded capital to fund all of their commitments under this offer and all other tender offers they are presently making. If the Offer is very successful, the Partnership could end up having fewer than 300 unit holders, which could result in it being deregistered and the loss of the associated protections of registration.

Although the Purchasers are purchasing Units, and not the Partnership's underlying assets, the Purchasers are purchasing the Units because of the value of the underlying assets.

Item 12. Exhibits.
         --------

         (a)(1)  Offer to Purchase dated March 23, 2005*

         (a)(2)  Letter of Transmittal*

         (a)(3)  Form of Letter to Unit holders dated March 23, 2005*

         (a)(4)  Form of advertisement in Investor's Business Daily*

         (b)-(h) Not applicable.
* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on March 23, 2005.

Item 13. Information Required by Schedule 13E-3.
         --------------------------------------

Not applicable.

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

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 2, 2005

MP FALCON FUND
MP VALUE FUND 6, LLC
MPF ACQUISITION CO. 3, LLC
MORAGA GOLD, LLC
MPF-NY 2005, LLC
MPF SPECIAL FUND 8, LLC
AHY INSTITUTIONAL INVESTORS
AHY INSTITUTIONAL FUND
MACKENZIE PATTERSON SPECIAL FUND 7, LLC
MPF DEWAAY FUND 3, LLC
MP VALUE FUND 8, LLC
By MacKenzie Patterson Fuller, Inc., General Partner or Manager of the above Filing Persons

By:      /s/ CHRISTINE SIMPSON
         ---------------------
         Christine Simpson, Vice President

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ CHRISTINE SIMPSON
         ---------------------
         Christine Simpson, Vice President

C.E. PATTERSON

/s/ C.E. PATTERSON

STEVEN GOLD

/s/ STEVEN GOLD



















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